[redacted]

11016143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973-744-3307 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Vélez & Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165, Suite 410 (Address) Guaynabo, (City) PR (State) 00968-8051 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Conk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities Inc, as of December 31, 2010, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANA POMBO-GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 08, 2015

Thomas E Conk
Signature

Finance & Operations Principal
Title

Diana Pombo Gonzalez
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

	Page
Independent auditors' report	1
Financial statements:	
Balance sheets	2
Statements of operations and comprehensive loss	3
Statements of changes in stockholders' equity	4
Statements of cash flows	5
Notes to financial statements	6-11
Independent auditors' report on supplementary information	12
Supplementary information:	
General and administrative expenses	13
Computation of Net Capital Under Rule 15c3-1	14
Computation for Determined of Reserve Requirements Pursuant to Rule 15c3-3	15
Information Relating to Possession or Control Requirements Under Rule 15c3-3	15
Reconciliation Pursuant to Rule 17a5(d)4	15
Supplementary Report of Independent Accountants on Internal Accounting Control	16-17
Independent Auditors' Report on applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	18-19
Determination of "SIPC Net Operating Revenues" and General Assessment	20-21

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

We have audited the accompanying balance sheets of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of December 31, 2010 and 2009, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of **Seslia Virgin Islands Securities, Inc.** as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Horwath Vélez & Co. PSC

February 24, 2011
License No. 16
San Juan, Puerto Rico

Stamp number 2587584 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
Current assets:		
Cash and cash equivalents	$ 128,925	$ 196,713
Accounts receivable	17,422	8,936
Due from parent	-	61,693
Prepaid expenses	17,573	17,616
Total current assets	163,920	284,958
Restricted assets:		
Restricted cash	135,755	109,907
Investment in marketable securities, restricted	14,245	40,093
	150,000	150,000
	$ 313,920	$ 434,958

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current liabilities:		
Current portion of long-term debt	$ -	$ 1,765
Accrued liabilities	140,521	218,675
Due to parent	7,561	-
Total current liabilities	148,082	220,440
Stockholders' equity	165,838	214,518
	$ 313,920	$ 434,958

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Revenues; fees and commissions income	$ 1,078,338	$ 1,026,083
Operating expenses:		
Fees and commissions	386,535	306,028
General and administrative	747,011	797,688
Depreciation	-	1,250
Total operating expenses	1,133,546	1,104,966
Loss from operations	(55,208)	(78,883)
Other income:		
Interest, dividends and other	2,090	3,173
Net loss before comprehensive income	(53,118)	(75,710)
Other comprehensive income:		
Net unrealized income on investment in marketable securities	4,438	14,593
Comprehensive loss	$(48,680)	$(61,117)

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2009	$ 41,314	$ 175,995	$ 83,096	$(24,770)	$ 275,635
Comprehensive loss	-	-	(75,710)	14,593	(61,117)
Balance at December 31, 2009	41,314	175,995	7,386	(10,177)	214,518
Comprehensive loss	-	-	(53,118)	4,438	(48,680)
Balance at December 31, 2010	$ 41,314	$ 175,995	$(45,732)	$(5,739)	$ 165,838

See notes to financial statements.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$(53,118)	$(75,710)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	1,250
Decrease (increase) in:		
Accounts receivable	(8,486)	4,500
Prepaid expenses	(3,597)	2,005
Prepaid taxes	3,640	(3,640)
Due from related parties	61,693	35,484
Increase (decrease) in:		
Accrued liabilities	(78,154)	(88,097)
Due to related parties	7,561	-
Income tax payable	-	(4,184)
Total adjustments	(17,343)	(52,682)
Net cash used in operating activities	(70,461)	(128,392)
Cash flows from investing activities; net change in restricted deposits	4,438	14,593
Cash flows from financing activities; principal payments of long-term debt	(1,765)	(2,492)
Net decrease in cash and cash equivalents	(67,788)	(116,291)
Cash and cash equivalents, beginning	196,713	313,004
Cash and cash equivalents, ending	$ 128,925	$ 196,713

Supplemental disclosure of cash flows information

	2010	2009
Interest paid	$ 70	$ 148

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

The Company (a 95% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), one Self - Regulatory Organization (SRO) and eleven U.S states and territories.

Under SEC financial responsibility rules, the Company is an introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, the commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Revenues and expenses

The Company main source of income arise from its commissions earned on purchase and sale of securities. Commissions and related clearing expenses are recorded on a settlement date basis. General and administrative expenses are charged to operations as incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of credit risk and other dependencies

The Company cash deposits, including those in restricted and funded reserve accounts, are insured by the FDIC up to $250,000. As of December 31, 2010, bank deposits do not exceed said limit.

The Company also holds cash equivalent deposits and marketable securities, of $264,406, with registered investment companies, which balances are protected by the Securities Investor Protection Corporation (SIPC) to $500,000.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk and other dependencies (continued)

The Company is engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill its obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk loss with respect to the Company's financial position as of December 31, 2010.

The Company provides a substantial portion of its institutional services to one customer. During the years ended December 31, 2010 and 2009, commissions from this customer were 69% and 62% of the total revenues, respectively.

Cash equivalents

The Company considers short-term highly liquid cash investments purchased with an original maturity of three months or less, to be cash equivalents.

Restricted cash and marketable securities

The Company has classified as restricted certain cash and marketable securities that are not available for use in its operations. Under the agreement with two carrying and clearing brokers, the Company maintains with each a good faith deposit of $75,000. The interest generated by the accounts is proprietary of Seslia Virgin Island Securities, Inc.

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule Under Rule 15c3-1 of the Securities Exchange Act of 1934, which required to maintain a minimum net capital equal to 6 2/3 percentage of its aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2010 and 2009, the Company's net capital under SEC Rule 15c3-1 was $128,706 and $120,259, respectively, and the ratio of aggregate indebtedness to net capital was 115% and 183%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in marketable securities

The Company classifies the investments in marketable securities as available for sale in accordance with the provisions of Financial Accounting Standards Codification No. 320-10, *Accounting for Certain Investments in Debt and Equity Securities.* This statement addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. It requires that investments classified as held to maturity be reported at amortized cost, those classified as trading securities be reported at fair value, with unrealized gains and losses included in earnings, and those classified as available for sale be reported at fair value, with unrealized gains and losses, net of taxes, reported as a net amount in other comprehensive income.

Realized gains and losses on sale of these securities are determined using the specific-identification method. Other than temporary impairment, if any, on investments classified as available for sale and held to maturity are reported separately in the statements of income and retained earnings. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis. The new cost basis shall not be changed for subsequent recoveries in fair value. Premium amortization and discount accretion are recognized in interest income using a method, which approximates the interest method over the period to maturity. Investments are classified as current or noncurrent based on the Company's intention to hold the securities and their maturity dates.

FASB Accounting Standard Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). As of December 2010 and 2009, the fair values of all investments were determined following Level 1 techniques. This technique provides that inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that Partnership has the ability to access.

Advertising

Advertising is charge to expense as incurred. Advertising expenses for the years ended December 31, 2010 and 2009 amounted to $3,431 and $6,134, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company follows and asset and liability approach method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between tax bases of assets and liabilities and their reported amounts in the financial statements. An allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not, that some portion or all of the deferred tax asset will not be realized. As of December 31, 2010 and 2009, the resulting deferred tax asset from available carryforward losses has been fully allowed.

As of January 1, 2009, the Company adopted the provisions of FASB related to Accounting for Uncertainty in Income Taxes which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions. Income tax returns 2007 and forward are subject to audit. In the event of an examination, any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2010 and 2009, the Company had no significant uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations, nor the Company was subject to a tax audit.

Reclassifications

Certain 2009 balances have been reclassified to conform to the current year presentation.

Recently issued and adopted accounting standards

The Financial Accounting Standard Update has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applied as December 31, 2010, did not impact significantly the result of operations or financial position of the Company.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2010	2009
Management fees charged by Parent Company	$ 37,200	$ 37,200
Allocation of rent expense charged by Parent Company	$ 54,000	$ 54,000

As of December 31, 2010, the balance due to parent is due in normal course of business. Said balance is unsecured and bears no interest.

3. INVESTMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value (following Level 1 techniques) on a recurring basis as of December 31, 2010 and 2009:

	Cost	Fair market value	Unrealized gain (loss)
December 31, 2010			
Mutual funds	$ 10,033	$ 14,245	$ 4,212
December 31, 2009			
Mutual funds	$ 10,033	$ 8,268	$(1,765)
Preferred stocks	40,237	31,825	(8,412)
	$ 50,270	$ 40,093	$(10,177)

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 common stock shares, with no par value. As of December 31, 2010 and 2009, 1,081 shares were outstanding.

5. INCOME TAXES

The reconciliation between results of operations per financial statements and per tax return follows:

	2010	2009
Loss before taxes per financial statements	$(53,118)	$(75,710)
Add reconciling items:		
Depreciation	-	1,250
Meals and entertainment expense	2,163	553
Excess of capital loss over capital gain	286	-
Contributions	1,771	2,511
Tax return loss	$(48,898)	$(71,396)

5. INCOME TAXES (CONTINUED)

The Company has available operating losses carryforward to offset future taxable income expiring as follows:

Year ending December 31,		Amount
2025	$	5,194
2027		24,811
2029		71,396
2030		48,898
	$	150,299

The resulting deferred tax asset has been fully allowed.

6. RENTAL COMMITMENTS

The Company leases from Parent Company its office facilities under a noncancelable operating lease agreement expiring August 2010. In addition, under a verbal agreement, the Parent Company charges 80% of the Parent Company's home office rental charges. Rent expense for the years ended December 31, 2010 and 2009 amounted to $54,000.

Upon termination of the lease agreement with Parent, the Company plans to renew the same under terms not significantly different from the current agreement.

7. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2010 and 2009 amounted to $10,999 and $9,803, respectively.

8. MANAGEMENT PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations and management has actively seeking to improve those results. As part of that process, the Company has placed greater emphasis in obtaining new business and increasing revenues from existing customers. To achieve this, the Company hired a new marketing employee. In addition, the Company is receiving support from its parent, Seslia & Company, which is profitable, and is willing to invest additional capital into the Company. Management believes that the actions being taken will contribute toward achieving profitability, but no assurance can be given that the Company will be successful in achieving these goals.

Horwath Vélez & Co. PSC
Certified Public Accountants / Business Advisors

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, Virgin Islands

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwath Vélez & Co. PSC

February 24, 2011
License No. 16
San Juan, Puerto Rico

Stamp number 2587585 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Salaries	$ 374,239	$ 401,867
Management fees	37,200	37,200
Employees benefits	58,046	69,893
Gross receipts taxes	5,368	9,140
Rent	54,000	54,000
Professional fees	47,469	57,443
Payroll taxes	35,799	32,850
Travel	19,353	17,840
Telephone	28,557	21,322
Advertising	3,431	6,134
Dues and subscriptions	14,252	14,280
Supplies	10,904	9,117
Postage	2,879	4,694
Repairs and maintenance	6,576	8,619
Pension plan	10,999	9,803
Meals and entertainment	4,326	1,107
Board meetings	3,422	9,236
Utilities	11,504	14,428
Insurance	6,781	6,414
Contributions	1,771	2,511
Bank fees	982	300
Miscellaneous	9,153	9,490
	$ 747,011	$ 797,688

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSIONS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Net capital:		
Total stockholders' equity qualified for net capital	$ 165,838	$ 214,518
Deductions and/or charges:		
Non-allowable assets furniture and equipment	-	-
Other assets	(17,573)	(17,616)
Due from parent company	-	(61,693)
Receivables over 30 days old	(17,422)	(8,936)
	(34,995)	(88,245)
Net capital before haircuts on securities positions	130,843	126,273
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f):		
Trading and investment securities:		
Other securities	(2,137)	(6,014)
Other	-	-
	(2,137)	(6,014)
	$ 128,706	$ 120,259
Computation of Aggregate indebtedness:		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	148,082	220,440
	$ 148,082	$ 220,440
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 9,871	$ 14,695
Excess net capital at 100%	$ 118,835	$ 105,564
Ratio, aggregate indebtedness of net capital	115%	183%

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE AND COMMISSION

YEARS ENDED DECEMBER 31, 2010 AND 2009

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2010 AND 2009

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2010 AND 2009

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2010 and 2009 are as follows:

	2010	2009
Unaudited net capital:		
Focus - IIS Report	$ 128,706	$ 122,907
Adjustments	-	(2,648)
	$ 128,706	$ 120,259

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In planning and performing our audit of the financial statements of **Seslia Virgin Islands Securities, Inc.** (a Virgin Islands Corporation and a subsidiary of Seslia & Company) as of and for the year ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by Seslia Virgin Islands Securities, Inc., in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid in excess margin securities of customers as required by Rule 15c3-3, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities in 2010.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that asset for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Vélez & Co. PSC

February 24, 2011
License No. 16
San Juan, Puerto Rico

Stamp number 2587586 was affixed to the original of this report.

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Telephone: (787) 625-1800
Fax: (787) 625-1812
Web Site www.horwathpr.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Seslia Virgin Islands Securities, Inc.
St. Thomas, U.S. Virgin Islands

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Seslia Virgin Islands, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seslia Virgin Islands Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Seslia Virgin Islands Securities, Inc.'s management is responsible for the Seslia Virgin Islands Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of these procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries (disbursement checks) noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Revenue Reconciliation, Mutual Funds Revenue Deduction, Payment to Other SPIC Members, Net Gains from Securities in Investment Accounts and Income from Security Deposits) supporting the adjustments noting no differences.

4. Determined that there were no adjustments reported in Form SIPC-7T, and that there were no overpayment to be applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwath Velez & Co. PSC

February 24, 2011
License No. 16
San Juan, Puerto Rico

Stamp number 2587587 was affixed to the original of this report.

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

General assessment	$	1,842
Less payment made on July 26, 2010	(	712)
Less prior overpayment applied		-
Assesment balance due		1,130
Interest computed on late payment		-
Total assessment balance and interest due	$	1,130
Payment made with Form SIPC-7T	$	1,130

SESLIA VIRGIN ISLANDS SECURITIES, INC.
(a subsidiary of Seslia & Company)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2010

SCHEDULE OF ASSESSMENT PAYMENTS

Total revenues		$ 1,084,040
Additions:		
None		-
Deductions:		
Revenues from the distribution of shares of a registered op en end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		44,637
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		291,761
Reimbursements for postage in connection with proxy solicitation		-
Net gain from securities in investment accounts		6,527
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper th at mature nine months or less from issuance date		4,179
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		-
Other revenue not related either directly or indirectly to the securities business		-
(i) Total interest and dividend expense	-	
(ii) 40% of margin interest earned on customers securities accounts	-	
Enter the greater of line (i) or (ii)		-
Total deductions		347,104
SIPC Net Operating Revenues		$ 736,936
General Assessment @ .0025		$ 1,842